Exhibit 16.1

November 12, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Tattooed Chef, Inc. (formerly known as Forum Merger II Corporation) under Item 4.01 of its Form 8-K dated November 12, 2020. We agree with the statements concerning our Firm in such Form 8-K; we are not in a position to agree or disagree with other statements of Tattooed Chef, Inc. contained therein.

Very truly yours,